Filed by Marvel Entertainment, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

Forward Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Disney and Marvel separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;

•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;

•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;

•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions);

•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended September 27, 2008, which was filed with the SEC on November 20, 2008, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney and Marvel will file relevant materials with the SEC. Disney will file a Registration Statement on Form S-4 that includes a proxy statement of Marvel and which also constitutes a prospectus of Disney. Marvel will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Disney and Marvel with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel Entertainment, Inc., 417 Fifth Avenue New York, NY 10016, Attention: Corporate Secretary.

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in its definitive proxy statement, which was filed with the SEC on March 24, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Disney and Marvel will file with the SEC when it becomes available.

Marvel Entertainment, Inc. Acquisition

Conference Call

AUGUST 31, 2009

Speakers:

Bob Iger

President and Chief Executive Officer,

The Walt Disney Company

Tom Staggs

Senior Executive Vice President and Chief Financial Officer,

The Walt Disney Company

Mort Handel

Chairman, Marvel Entertainment Inc.

John Turitzin

Executive Vice President and

General Counsel, Marvel Entertainment Inc.

Ken West

Executive Vice President and Chief Financial Officer,

Marvel Entertainment Inc.

Moderated by:

Lowell Singer

Senior Vice President, Investor Relations

The Walt Disney Company

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to The Walt Disney Company and Marvel Entertainment conference call. My name is Noellia, and I will be your coordinator for today. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s conference, Mr. Lowell Singer, Senior Vice President of Investor Relations for The Walt Disney Company. Please proceed.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Okay. Thanks, operator. Good morning, everyone, and thanks for joining us on short notice to discuss The Walt Disney Company’s agreement to acquire Marvel Entertainment. Our press release was issued about an hour ago. It is now available on our website at www.disney.com/investors. Today’s call is being webcast, and the webcast will also be available on our website. After the call, a replay and a transcript of today’s remarks will be available on the website. Joining me in Burbank for today’s call are Bob Iger, Disney’s President and Chief Executive Officer, and Tom Staggs, Senior Executive Vice President and Chief Financial Officer. Also with us today on the call from New York are Mort Handel, Marvel’s Chairman of the Board; John Turitzin, Marvel’s Executive Vice President and General Counsel; and Ken West, Marvel’s Executive Vice President and Chief Financial Officer. Bob is going to lead off, followed by some comments from Mort Handel. We will then turn it over to Tom Staggs who will address some of the deal’s specifics. We will then be happy to take your questions. So with that, let me turn the call over to Bob Iger.

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

Thank you, Lowell, and good morning, everyone. As we have just announced, Disney has agreed to acquire Marvel Entertainment and its portfolio of over 5000 characters in a stock and cash transaction we hope to complete by the end of the calendar year. I’m incredibly excited by the acquisition. It presents Disney a unique opportunity to strengthen its strategic position as a leading global provider of high-quality branded content. It also represents a meaningful growth opportunity across Disney’s many complementary businesses, and we believe Marvel can help us build significant long-term shareholder value. Over the last decade, Ike Perlmutter and his team have done a terrific job of building a licensing, publishing and movie business around such great Marvel characters as Iron Man, Spider-Man and X-Men, to name a few. In particular, they have shown a tremendous skill at increasing the commercial appeal of characters like Iron Man that traditionally were not well-known outside of Marvel’s core fan community, and we believe there is significant opportunity to further mine Marvel’s rich intellectual property portfolio. The popularity of Marvel characters and stories transcends gender, age, cultural and geographic boundaries and can be told successfully across a wide range of both traditional and new media platforms. Their known appeal is particularly valuable in a world of increasing consumer choice. Marvel meshes perfectly with Disney’s business, structure and our proven ability to maximize the value of creative properties across different businesses, media platforms and geographical markets. We have talked a lot about how Disney’s marketing and distribution channels have helped strengthen our brands and driven superior returns. Marvel’s brand and its treasure trove of content will now benefit from that extraordinary reach. Our acquisition of Pixar three years ago exemplified Disney’s strategic focus on creating great content from technological innovation and on international expansion as a means of creating shareholder value. The acquisition of Marvel offers us a similar opportunity to advance our strategy, to build a business that is stronger than the sum of its parts, and to drive substantial long-term value to our shareholders. And now I would like to turn it over to Marvel’s Chairman, Mort Handel, for his remarks. Mort?

Mort Handel – Chairman, Marvel Entertainment Inc.

Good morning. It is a pleasure to be on the call with Bob and Tom and with all of you. Ike Perlmutter, our CEO, and I are delighted that Marvel will become part of The Walt Disney Company. Both companies have their roots in great storytelling and innovative artistry, and, over the last few years at Marvel, we focused on building our brand and character franchises in much the same way as Disney. Our high quality content plays well across platforms and has attracted a strong and growing global fan base. Disney is the perfect home for our great collection of characters and their stories. Bob and his team have written the play book on how to effectively expand content creation and licensing businesses. Disney’s incredible global marketing and distribution organization and its many media platforms can expand Marvel’s well-known franchises and build new ones from our portfolio of over 5,000 characters in new and innovative ways. We are really excited to be joining the Disney team and believe the combination of our companies will result in huge benefits for Marvel’s fans, for Disney’s global consumer base and for our shareholders. Now I would like to turn it over to Tom to talk more about the financial details of the transaction. Thank you.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Thanks, Mort, and good morning, everyone. The strategic value and fit of acquiring Marvel is clear, but, as we have stated in the past, we would only proceed with a transaction that we feel is financially compelling as well. Based on our assessment of the benefits of bringing Marvel into Disney, we believe that Marvel will be more valuable as a part of The Walt Disney Company than it is on a standalone basis and that this acquisition will deliver significant value to our shareholders. There are many areas of potential synergy between Disney and Marvel as Bob has touched on in his comments. Ike and his team have impressively nurtured and built Marvel’s businesses, and this acquisition allows Marvel to utilize our licensing, sales and distribution infrastructure in key account relationships, particularly outside the United States, which can help drive further growth. Marvel has attractive licensing and distribution agreements with third parties for some of its best-known properties. As part of our diligence, we have examined these deals, and they underscore the value of branded premium content and intellectual property. We are happy to assume these agreements as part of the transaction. As many of these deals conclude over time, we will have the flexibility to either bring them in-house or pursue third-party licensing agreements depending on how we feel we can create the most value. In this transaction we are acquiring rights to Marvel’s vast library of characters. Many of these are not yet widely known. Over time we expect to more fully develop these characters across multiple media platforms and territories, which can only enhance the value created by this transaction. These efforts can enhance the value of the Marvel library of characters, but can also strengthen Disney’s many channels of distribution around the world. Under the terms of the agreement and based on the closing price of Disney on last Friday, Marvel shareholders would receive a total of $30 in cash, plus approximately 0.745 Disney shares for each Marvel share they own. At closing, the amount of cash and stock will be adjusted if necessary so that the total value of the stock issued as merger consideration based on its trading value at that time is not less than 40% of the total merger consideration. Based on Marvel’s fully diluted shares outstanding and the closing price of Disney stock on Friday, August 28, the transaction value is approximately $4 billion or $50 per Marvel share. We will be issuing roughly 59 million Disney shares in this transaction. We were willing to issue these shares since it was an important component in consummating the deal. However, we continue to believe our shares are very attractive at current levels. Therefore, we intend to repurchase at least as many shares as are issued in this transaction within the next 12 months. While we firmly believe in the value creation potential of this transaction over time, we also expect it to be dilutive to our EPS by mid-single-digit percentages in fiscal 2010. However, we expect the deal to be accretive in two years, meaning it would positively impact our EPS in fiscal 2012. We have consistently outlined our commitment to allocating capital to branded and differentiated high-quality content that can be leveraged across many platforms and territories. We have also expressed our commitment to investing in businesses that allow us to sustain competitive advantages. This acquisition is entirely consistent with these criteria, and we believe it is a good transaction for both companies and their respective shareholders. With that, I would like to turn the call back over to Lowell for Q&A.

Q&A

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Okay. Thanks, Tom. As you might expect, given the nature of today’s call, we want to keep the focus of today’s questions on this morning’s announcement. So with that, I will turn it back to the operator and we will take the first question.

Operator

[Operator instructions] Your first question comes from the line of Michael Nathanson with Sanford Bernstein.

Michael Nathanson – Analyst, Sanford Bernstein

OK, thanks. Tom, Bob, I have one for each of you. Let me go to Tom first because you just touched on the dilution in 2010. What assumptions are you making in 2010 for possible cost savings and/or charges to integrate this asset? And then for Bob, in the past you have been concerned about the health of the DVD market. I wanted to know what factors do you consider when you looked at Marvel in doing this deal given your previous comments about the health of the DVD market?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, Michael, to answer your first question, one thing that is important to note is that this deal is not principally driven by cost savings or redundancies. There are some opportunities to find efficiencies in the deal and we will do so as quickly as we are able. In the acquisition obviously we’ve got to go through a purchase accounting exercise, and there will be amortization of intangibles. That is a big part of what drives the EPS impact in the deal, especially initially. I also don’t expect an extraordinary amount of transaction costs in the transaction, and so the calculations are relatively straight-forward in that regard. But what really drives this I think is the opportunity for the synergies over time, and that is what drives both the value creation and what we think will be an enhanced growth rate for Disney having done this acquisition.

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

Regarding the DVD market, as you referenced, Michael, we have been fairly vocal about the trends that we have been seeing and believe that the DVD market is changing for reasons that go beyond just the current state of the global economy. What we have also said, though, is that people’s interest in high quality product, particularly product that makes sense for them to own because of its appeal to their kids, is something that we think has given us an advantage, and it is, in fact, evidenced in our conversion rates of DVD sales to US box office. And so, as we analyzed Marvel, we clearly factored into our analysis our concerns about the DVD marketplace, but we were also attracted to the Marvel brand, its characters and these properties for the reasons that I cited. They are not bulletproof. They are not immune from the changes that we are seeing, but they established footing that we think is more solid than what you typically see in the non-branded, non-character driven movie.

Operator

Your next question comes from the line of Doug Cruetz with SG Cowen.

Doug Creutz – Analyst, SG Cowen

This is for Tom. How does the deal impact the film rights for certain characters — Spider-Man, Fantastic Four, X-Men — that are currently in other studios? And if it does not impact those rights, is there anything that you guys could do to bring them back to Disney?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I would say that I think the deals that Marvel has put in place, which, as I have mentioned in my prepared remarks, we have looked at and think that they have done a good job of putting attractive deals in place. You should assume that those deals generally stay in force under the terms in which they were entered into by Marvel.

Operator

Your next question comes from the line of Alan Gould with Natixis Bleichroeder.

Alan Gould – Analyst, Natixis Bleichroeder

Thank you. Also for Tom. Tom, can you give us some specific examples of how much revenue-driven synergies — I realize there’s probably not a lot of cost to be taken out of the Marvel model — how much revenue-driven synergies you see? Why is 2012 the first positive year? Is that because of the Spider-Man, most of Iron Man 2’s profits come into your fiscal 2012?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

We talked a little bit about the work that Ike and his team have done to build the business over time, and that work is going to continue and I think will be enhanced by being a part of Disney. But to your point, the timing of releases, etc., also impact the timing of earnings and flows from Marvel’s businesses. And so that factors into the equation as to when we start to see the accretion from the deal. But also, as the current agreements that are in place sunset and as we look to exploit the library of characters more broadly by leveraging Disney’s infrastructure, we think over time that is when the revenue synergies really can start to kick in. Now while I won’t quantify the revenue synergies specifically, we think they are attractive and they become more attractive over time as we integrate this set of properties across all of our businesses.

Alan Gould – Analyst, Natixis Bleichroeder

Are you anticipating that you create a number of Iron Man type characters out of some of these less exploited names that are currently there?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, just as I think that Ike and his team have discussed for some time, this is a big library of properties. We think there is real opportunity, and one of the things we will set to work on once we close the transaction is evaluating where those opportunities are greatest and how we can leverage them across both the existing Marvel infrastructure and Disney.

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

And I want to add to that. What Marvel has done a great job of doing is really looking at and understanding their characters and their stories and determining which ones make the most sense in terms of how they are used in the marketplace. And I think Tom cited Iron Man — or you did. That is a great example of that. We don’t pretend to be more expert at this than they do. And one of the things that was really attractive to us about this acquisition is the fact that this is not just about buying great characters and great stories and a brand. This is about buying people who know this brand and these characters and these stories really well and know how to really create great value from that. And we are going to rely on them thoroughly in this process. The other thing that is important to note is that I know that there has been some attention paid to some of the agreements that Marvel has entered into, and I think Tom has explained both in his remarks and in his response enough about them. But when you have companies entering into third-party relationships there for licensing for instance, they can often be quite attractive and they will continue to be. But when you operate as one company and you vertically integrate, you remove from the equation a lot of friction. And when you are both aligned in terms of creating value, the removal of the friction and the alignment against value creation can often be really compelling, and that is exactly what we found with Pixar. Where we were two companies and there were some licensing agreements that we had entered into that were quite attractive, but there is nothing better than being one. And that is what we look forward to here.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thanks, Alan. Operator, next question.

Operator

Your next question comes from the line of Michael Morris with UBS. Please proceed.

Michael Morris – Analyst, UBS

Can you maybe give us a little bit more specifically? I guess this follows on to the last question, but where you see that opportunity? So, for example, in the US, what are you seeing in terms of video games, in terms of television? I know that you have worked on a Disney XD for the boys marketplace. Is there anything specific you can tell us on how important those are? And then also you were pretty clear or pointed in highlighting the international opportunity. Could you talk about how important international is to the longer-term accretion of this deal and whether you see that on the film side, whether it is television, consumer products again? Any more specifics on where you see the topline opportunity would be great.

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

You mentioned one of the best opportunities and that is Disney XD. Disney XD right now is running about 20 hours a week of Marvel product or product that features Marvel characters. And this is a channel that is aimed primarily at boys and one that we are really excited about, not just because of its success recently but because of its reach. We have great reach in the United States, and, as we rebrand our global family channels to Disney XD, the reach will grow even more. It kind of addresses your international question as well. So we actually have been looking to licensing more Marvel content for that channel in the future, and this will provide us with a great opportunity to do that. At the same time, that kind of reach from a distribution perspective gives us the ability to expose these characters to people all over the world in a way that Marvel was only able to get in the past by going through a third party. This goes back to two companies as one aligned basically with the same vision and the same goal. Not only will we be providing people who watch the channel with good programming — right into wheelhouse of this channel, by the way, for boys — but we will also be using the channel to build an even stronger Marvel foundation. So that is a great example of that. On the video games front, they have some what we see as smart licensing agreements with some of the best video game manufacturers in the business. And while we have been steadily moving in a vertically integrated direction, we don’t rule out the possibility of a blend of licensed games, as well as self-produced and self-distributed. And what is nice about this is that as some of these deals near expiration, we have the luxury of at that time considering what is best for the Company both from a financial perspective, from a quality perspective and an exposure perspective. That will be true in numerous ways, and Tom, do you want to add anything?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I was just going to say just on that point, if you think about international right now, it is a little bit less than 50% of Marvel’s licensing revenue is coming from international. As many of you who cover Disney know, we are meaningfully above 50% from a licensing standpoint. So we think there is a real opportunity to bring up the licensing — international licensing mix in the equation over time. And so that is why we cited that as one of the key places that we see the opportunity.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thanks, Michael. Operator, next question.

Operator

Your next question comes from the line of Barton Crockett with Lazard Capital Markets. Please proceed.

Barton Crocket – Analyst, Lazard Capital Markets

I had a question about the distribution deals, you know what would seem to be an obvious area of synergy is the Paramount distribution deal with Marvel spending, let’s say, $20 million to $50 million a year or so to Paramount for distribution. I assume that you guys would anticipate exiting that and self-distributing, and I was wondering a) if you could confirm if that is, in fact, your plan, and b), if so how long you think it might take? And then a second question, as Disney has done a lot of great work obviously in 3-D and the animated product, it would seem natural that to use 3-D perhaps in some of the Marvel type movies and I was wondering if you would tell us about your thoughts there?

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

Well, the second part of the question in terms of whether we will use 3-D that will probably be determined by the talented people who are in charge of producing Marvel’s theatrical films. They did a brilliant job with Iron Man, and we are obviously confident in the job they are going to do with Iron Man 2 and the other films they have got in production and development. To the first point regarding the Paramount deal, our intention obviously is to respect the deal that is in place, which is not only something that would be the right thing but the right thing from a legal perspective as well. It clearly would be in our best interest, I believe, and more attractive to us if over time we ended up as the sole distributor of these theatrical released films for both the reason you cited, which is the cost of distribution to a third-party, but also because obviously we would be more aligned. And while I believe it is in Paramount’s best interest to distribute these films in the most effective way, not just because of the agreement but because of their investment and the potential that it has for them, we believe that when you are distributing your own films the opportunity is even greater.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Operator, next question.

Operator

Your next question comes from the line of Christopher Solmssen with Credit Suisse. Please proceed.

Topher Solmssen – Analyst, Credit Suisse

It is Topher Solmssen for Spencer Wang. I just wanted to see when you think long-term about these two assets, Pixar and Marvel, is there the potential for cross-pollination between Pixar and Marvel, or have you not gotten that far yet?

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

We actually have had some conversations internally. In fact, John Lasseter met with some of the key Marvel creative executives fairly recently, and the group got pretty excited very fast. I almost felt like saying, okay, guys, you have got to slow down a little bit. We have not done this deal yet. There is definitely opportunity, not to brand or co-brand anything Pixar/Marvel, but John’s creative talents and enthusiasm and Marvel’s creative talents and enthusiasm will look very expansively at all the different opportunities. And I think there is some exciting product that ultimately can come from that. If you put a bunch of really creative, very enthusiastic people in a room who appreciate in such extraordinary ways the value of great characters, compelling stories and really interesting worlds, and there is an awful lot that can happen. Sort of the sparks will fly is the expression that comes to mind.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thanks, Topher. Operator, next question.

Operator

Your next question comes from the line of Anthony DiClemente with Barclays Capital. Please proceed.

Anthony DiClemente – Analyst, Barclays Capital

I guess that would be Spider-Man and A Bug’s Life sequel, something like that? I have a couple of questions. One question I have is on consumer products. It seems like if you look at Marvel’s P&L, a lot of the operating income that you guys will fold into the Disney model will flow through consumer products. So what I’m interested in knowing is, do you think — as you look at this deal, do you think that Disney’s power or leverage with the retail distributors like the shelf space that you have with the Wal-Marts of the world, will that help you leverage some revenue synergies from the Marvel consumer products business? And then the second question is just a simple question on the new movies that are not in production yet, which management team will it be the Disney or the Marvel management team that has creative control over new brands and economically owned films that Marvel/Disney will produce in the future?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, certainly with regard to our existing infrastructure and key account relationships in consumer products, that is one of the things that both sides in this equation got excited about, having the ability to — and I think Bob put it well — you go to market as a unified group and just have a broader set of products to be able to offer to our partners and to place at retail. We think there is real opportunity in that. And this is a very competitive marketplace having, as we have said in the past, a greater quantity of differentiated branded content really can only enure to our benefit. So we think it positions us well to continue to compete effectively.

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

And on our studio front, we have a lot of talent in our studio, and we certainly believe and trust in their ability to develop and manage their properties in a variety of ways. But, as I said earlier, no one knows the Marvel characters and stories better than the folks at Marvel, and we have been impressed with the job they have done so far. In the research that we did on what they are working on, we continue to be impressed, not only with their choices from a creative perspective in titles and characters, but in their overall approach. And, by the way, that is not just from a creative perspective; it is also from a business perspective. They have managed these properties from a business perspective very smartly, diligently and carefully, and I think there is an expression, “if it ain’t broke” and that is our feeling here. A good group of people, one that we trust, and we are going to trust for a long time to make the right decisions creatively and otherwise for these great properties.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

You know, back on the consumer products opportunity, one thing to note is that in certain instances, Marvel, given its size, has not necessarily had principal operations in certain markets around the world. They don’t necessarily have direct relationships with some of the key retailers. So, as you think about that, instead of having agency relationships in certain markets, we have the infrastructure in place. We have relationships that we are doing business, and there we think there is an opportunity to just more broadly expose and develop these properties.

Anthony DiClemente – Analyst, Barclays Capital

Are there any real large retailers that come to mind on that, any of the big ones that they don’t have a relationship with as it stands?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, they have relationships with certain of them, but not all of them. And the sort of breadth of the property that they represent there are often less than where Disney is. So it is not just — the fact of the relationships. It is also the breadth and the nature of the relationships that can be impacted.

Anthony DiClemente – Analyst, Barclays Capital

Thanks. Congratulations.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thank you, Anthony.

Operator

Your next question comes from the line of Benjamin Swinburne with Morgan Stanley. Please proceed.

Benjamin Swinburne – Analyst, Morgan Stanley

Tom, can I go back to the dilution comments? I just wanted to get a sense of the share repurchase activity. Have you guys had to come out of the market as you have been negotiating this transaction? Looking at mid single-digit dilution, it looks like the amortization expense could be maybe $300 million — $250 million to $300 million next year. I don’t know if you could walk us through how that gets put together by the accounting folks so we can help think about how that flows through in 2010. And then I don’t know if you want to comment, but when do the Paramount, Fox and Sony agreements, when do those expire so we can think about bringing those economics maybe in-house down the line?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Sure. With regard to the amortization, until the deal closes, we won’t set our purchase price amortization, so that will depend on sort of where we come out in that regard. But generally speaking obviously in an acquisition, the purchase price is allocated across the assets that we acquire. Some of those are amortized; some of them are not. So we will go through that exercise at the appropriate time to determine where we are there. With regard to share repurchase, as these conversations became more serious, it caused us to not be in the marketplace. We had not been in the marketplace, so we paused pending these conversations as you would expect that we would have done. So generally speaking I don’t want to go into great detail on the arrangements that are in place for a couple of reasons. Bear in mind that until the deal closes, we are not operating this Company nor are we making decisions with regard to their agreements. And that is why I said that certainly between now and closing, but even thereafter, you should assume that they state in place. The Paramount deal I think anticipates about five more pictures in that distribution arrangement, and that will be one when the time comes we will take a closer look at going forward.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thank you, Ben.

Operator

Your next question comes from the line of Imran Khan with JP Morgan. Please proceed.

Imran Khan – Analyst, JP Morgan

Two questions. First, I was wondering if you can comment if there was any competing bid for this deal? And secondly, in terms of like Marvel’s film studio post-acquistion, is it going to continue to operate as a separate lot in Manhattan Beach, or are you trying to bring it in-house?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, this deal came about by virtue of the fact that we have — I think a number of us have mentioned, we have long admired the work that the Marvel team has done. We think it is a great company, and it is a set of assets that we for some time have viewed as being complementary to our own. We reached out a few months ago via Bob to Ike Perlmutter and began discussions and got to know them better, and I think both sides from that decided that this was a unique opportunity and a unique combination. And so that is what really led to the announcement that we made today. And I think Bob has alluded to it. We believe in the creative team at Marvel and don’t see any reason to upset the apple cart. They have done a good job, and I think they have got a good pipeline in place, and we expect that they will continue to do a good job operating as they have.

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

We also have not made any real estate decisions, but at the moment we didn’t see any real need to move them from Manhattan Beach to answer your question specifically.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thank you, Imran. Operator, next question please.

Operator

Your next question comes from the line of Jeff Logsdon with BMO Capital. Please proceed.

Jeff Logsdon – Analyst, BMO Capital

Great acquisition, guys. The first question just to help clarify for people, in fiscal 2010 you are really only going to have — your fiscal 2010 — you’re only going to have one quarter of Iron Man 2, and then in fiscal 2011, you would have the Spider-Man licensing and the rest of Iron Man but probably a negative on Captain America and Thor given that they will have all of their theatrical release costs but a modest amount of their revenue. Is that somewhere near accurate?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I don’t want to speak for the Marvel folks and their release schedule, but I think you are right to say that in terms of the timing of releases and that sort of thing that does impact their expectation of the timing of the earnings flow and, therefore, factors into our estimates on the earnings impact.

Jeff Logsdon – Analyst, BMO Capital

Secondly, Marvel has around a low 40% to mid-40% market share in the comic book marketplace. Are there some benefits back towards Disney for some of the characters and some of their movies back that way?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, as you know, we have a robust children’s publishing business. They have obviously a very successful and strong comic book business. We will look to opportunities to broaden both our companies’ presence in publishing through the acquisition. So let’s take a look and see where those opportunities lie, but we think there are possibilities there.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thanks, Jeff. Operator, next question please.

Operator

Your next question comes from the line of Tuna Amobi with Standard & Poors. Please proceed.

Tuna Amobi – Analyst, Standard & Poors

Great. Tom, you just said that you viewed Marvel’s assets for a while as being complementary. I just want to comment that you guys did a pretty darn good job to keep that to yourselves all this while. So I guess my question, first question for Bob, how would you react to the perception that this deal perhaps good portend a shift from your recent emphasis on Disney branded deals, particularly against the backdrop of your recent pact with DreamWorks? And separately for Tom, as you think about evaluation for this deal in contrast with Pixar where the premium was relatively much smaller, how do you kind of somewhat justify the 30% give or take premium on this deal, particularly given the recent public valuations that have been relatively depressed compared to in 2006 when you did the Pixar deal? And also on that issue, did you consider the NOL? I believe Marvel has north of $300 million of net operating losses. Is that something that was factored in for possible realization at some point?

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

I will take the first question, and Tom can take all the other technical questions. We have obviously been focusing a lot on the Disney brand in terms of our capital investment because the returns on invested capital in Disney branded businesses have been quite compelling compared with non-Disney branded businesses. However, we have also exhibited real interest in brands in general because we believe high quality branded content in a world where competition is growing, choice is growing, is something that is likely to have more attractive returns over time and something that we understand fully. And so the Marvel brand and its characters I think you can consider in many ways are akin to the Disney brand and its characters. However, in this case there are also opportunities to not only build the Marvel brand and set it aside or on its own but to use Disney’s platforms to in effect not only help distribute the Marvel brand but to create a greater Marvel presence there, the parks example, the TV channel and other that we mentioned earlier. So where appropriate from a branding perspective and where appropriate from a business perspective you will see them living hand in hand. But the goal here is not to rebrand Marvel/Disney, in fact, the opposite, to put an even brighter spotlight on Marvel as a brand and to really work with the Marvel team to help grow it more.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Tuna, with regard to your other questions, I’m a very big fan of trying to buy premium assets at bargain prices, but it does not happen very often. And I think it is important to know that, as those of you who cover Marvel, Marvel is a company that was in a very strong position. In a strong business position, they are in a strong financial position — this is not a deal that they had to do. Nor was it a deal that Disney had to do. But, as we spoke, it became clear to both sides that we could create more value through a combination. So we are acquiring a premium company at a premium set of assets, and for that I think you have to pay a full and fair price. Having said that, we are quite confident that having paid that price because of the unique benefits of bringing these two companies together, we will create value for our shareholders as well. And so we do think it is one of those classic win-win situations.

Tuna Amobi – Analyst, Standard & Poors

So, just to clarify, when you say more value, is that relative to Pixar, or are you just talking in absolute sense? Because I was trying to contrast some color on the Pixar valuation relative to Marvel.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I would not try to compare an absolute value creation deal versus another in any instance. But just as we think that Pixar was worth more as a part of Disney and buying Pixar made Disney a more valuable company, we think this deal has the same aspects. And so we think that we will create value over and above the purchase price by bringing them in. So —

Tuna Amobi – Analyst, Standard & Poors

Thank you very much.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Operator, we have time for one more question.

Operator

Your next question comes from the line of David Bank with RBC Capital Markets. Please proceed.

David Bank – Analyst, RBC Capital

Two primary questions. The first is some of the film financing facility that Marvel has put into place is in part collateralized by some of the intellectual property that you are acquiring. So can you address are there any change in control provisions in the facility, and how is the financing of Marvel’s slate impacted, and will there be any expenses associated with any changes? And then second, I guess a little bit of a follow-up probably on every other question, which is, there is virtually probably no company that owns intellectual property that Disney could not enhance the value of by combining with. So what drove this transaction today? Is there a particular need that it is filling? Inside the design strategy for the Company, when did this become an imperative, and what need is it really filling, that existed?

Bob Iger – President and Chief Executive Officer, The Walt Disney Company

I will take the second part. It never became an imperative. That is not what this is about. We don’t have any what we consider to be problematic strategic holes, and we did not have any situation that in any way suggested that this was a must do deal. What we had here was a great opportunity at the right time, and when I say we, it is both companies that I’m speaking for. This was a company that we admired that we saw growing right before our eyes, that we were impressed with from a people perspective. That when we engage with them, we immediately appreciated both sides that there was a real opportunity here for the shareholders of these companies and for the people that worked for these companies. And when you see a good opportunity in this market and the time is right financially and otherwise, it is smart to move with alacrity, and that is what we did. So it was not driven by anything other than continued interest in what Marvel is and what they have done and a continued desire at this company to look for great creativity, great creative people, great intellectual property, and to use current distribution mechanisms and new distribution forms to enhance value by reaching more people and making this product better and to grow globally. Just a great fit in that regard. The three strategic priorities of the Company — creativity, technology and global growth — will all be better served by bringing Marvel into the fold. And our continued desire to have at the Company really strong executive talent and really strong creative talent, again a big check in that direction with Marvel.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

So you asked about the film financing. I would say that as Bob mentioned, obviously we would respect the terms of the agreements that Marvel has in place. I won’t speak for Marvel in terms of about specifics about their film financing. I will leave that to them. I will say that having reviewed that and other agreements in place, the film financing was not a big factor to us one way or the other in the context of considering this transaction. We have obviously our own ability to finance films, so that was not a concern for us.

David Bank – Analyst, RBC Capital

Okay. Is there a requirement that you un-wind the facility? I guess that is the question.

Tom Staggs - Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Again, Ken, to the extent that you want to speak to the film financing, I won’t speak for you because it’s an agreement that’s Marvel’s and in place for them now.

Ken West - Executive Vice President and Chief financial Officer, Marvel Entertainment, Inc.

This transaction potentially does require consent, and that is in the film finance transaction. But the borrowings under that transaction, however, are not very large. Their nominal at the current point.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thanks, David. Thanks again, everyone, for joining us today. Note that a reconciliation of non-GAAP measures that were referred to on this call to equivalent GAAP measures can be found on our Investor Relations website. Let me also remind you that certain statements on this call may constitute forward-looking statements under the securities laws. We make these statements on the basis of our views and assumptions regarding future events and business performance at the time we make them, and we do not undertake any obligation to update these statements. Forward-looking statements are subject to a number of risks and uncertainties, and actual results may differ materially from the results expressed or implied in light of a variety of factors, including factors contained in our annual report on Form 10-K and in our other filings with the Securities and Exchange Commission. This concludes today’s conference call. Thanks, everyone.

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